Filed Pursuant to Rule 424(b)(3)

Registration No. 333-215157

PROSPECTUS

THE FIRST BANCSHARES, INC.

3,563,380 Shares of Common Stock

This prospectus relates to the offer and sale by certain selling securityholders (the “Selling Securityholders”) identified in this prospectus, and any of their pledgees, donees, transferees, or other successors in interest, of 3,563,380 shares of common stock of The First Bancshares, Inc., which we may refer to as First Bancshares or the Company. In this prospectus, we refer to the shares of common stock as the Securities.

The Securities included in this prospectus were issued to the Selling Securityholders upon the conversion of the Company’s Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series E, which we refer to as the Series E Preferred Stock. The shares of Series E Preferred Stock were sold to the Selling Securityholders on October 14, 2016 in a private placement (“Private Placement”) and were mandatorily convertible into an equivalent number of shares of common stock of the Company if the conversion was approved by the Company’s shareholders. The Company’s shareholders approved the conversion and the Securities were issued on December 30, 2016. We are registering the offer and sale of the Securities covered by this prospectus to satisfy registration rights we have granted to the Selling Securityholders. We will not receive any of the proceeds from the sale of the Securities by Selling Securityholders, but we are bearing the expenses of registration.

The First Bancshares, Inc. common stock is listed on the NASDAQ Global Market under the symbol “FBMS”. On February 17, 2017, the last reported sale price of the common stock on the NASDAQ Global Market was $30.50 per share.

None of the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency or any state securities commission has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These Securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency or fund.

Investing in our common stock involves a certain degree of risk. We urge you to carefully read the section entitled “RISK FACTORS” beginning on page 7 of this prospectus, and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to invest.

The date of this Prospectus is February 21, 2017.

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ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “we,” “us,” “our,” and the “Company” refer to The First Bancshares, Inc. The “Bank” and “The First” refer to The First, A National Banking Association, a national bank and our wholly-owned banking subsidiary.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act. This prospectus relates to the offering and sale by the certain Selling Securityholders of our common stock into which our Series E Preferred Stock was mandatorily converted upon the approval of our stockholders. The Selling Securityholders may sell the Securities described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the Securities described in this prospectus.

This prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-1 of which this prospectus is a part, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. Pursuant to the SEC rules and regulations if we file an agreement or document as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the rights. Our business, financial condition, results of operations, prospects, and risks may have changed since that date.

cauTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), which statements are inherently subject to risks and uncertainties. These statements are based on many assumptions and estimates and are not guarantees of future performance. Forward looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” “estimate,” or other statements concerning opinions or judgments of the Company, the Bank, and management about possible future events or outcomes. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Bank’s customers or vendors, actions of government regulators, the level of market interest rates, and general economic conditions.

Potential risks and uncertainties that could cause our actual results to differ materially from those anticipated in any forward-looking statements include, but are not limited to, the following:

•	reduced earnings due to higher credit losses generally and specifically because losses in the sectors of our loan portfolio secured by real estate are greater than expected due to economic factors, including declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

•	reduced earnings due to higher credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral;

•	the rate of delinquencies and amount of loans charged-off;

•	the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required to replenish the allowance in future periods;

•	results of examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses through additional loan loss provisions or writedown of assets;

•	the amount of our loan portfolio collateralized by real estate and the weakness in the commercial real estate market;

•	the impact of our efforts to raise capital on our financial position, liquidity, capital, and profitability;

•	risks and uncertainties relating to not successfully negotiating and entering into definitive agreements with respect to, and closing the, currently contemplated acquisitions within our currently expected timeframe and other terms;

•	adverse changes in asset quality and resulting credit risk-related losses and expenses;

•	increased funding costs due to market illiquidity, increased competition for funding, higher interest rates, and increased regulatory requirements with regard to funding;

•	significant increases in competition in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated or actual margins;

•	changes in political conditions or the legislative or regulatory environment;

•	general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

•	our ability to retain our existing customers, including our deposit relationships;

•	changes occurring in business conditions and inflation;

•	changes in technology;

•	changes in monetary and tax policies;

•	ability of borrowers to repay loans, which can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, natural disasters, and international instability;

•	changes in deposit flows;

•	changes in accounting principles, policies, or guidelines;

•	our ability to maintain adequate internal controls over financial reporting;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities;

•	changes in the securities markets; and

•	other risks and uncertainties detailed from time to time in our filings with the SEC.

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in and the assumptions underlying our forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved or the assumptions will prove out. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file with the SEC our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov or on our website at http://www.thefirstbank.com under the “Investor Relations” then “SEC Filings” tabs. Information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete, and in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference certain information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Reports on Form 10-K for the years ended December 31, 2015 and December 31, 2014, filed with the SEC on March 30, 2016 (as amended by Form 10-K/A filed on October 11, 2016) and March 31, 2015, respectively;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016, and September 30, 2016 filed with the SEC on May 16, 2016, as amended on October 11, 2016, August 15, 2016, as amended on October 11, 2016, and November 9, 2016, respectively;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2016 and our Definitive Proxy Statement on Schedule 14A filed with the SEC on November 28, 2016, as supplemented on December 22, 2016 ; and

•	Our Current Reports on Form 8-K filed with the SEC on January 29, 2016, March 18, 2016, April 22, 2016, April 28, 2016, May 31, 2016, July 25, 2016, July 29, 2016, August 1, 2016, October 14, 2016, December 9, 2016, December 20, 2016, December 30, 2016, January 4, 2017, January 26, 2017 and February 6, 2017.

A description of our capital stock can be found herein under the heading “Description of Capital Stock.”

You may request a copy of any of these filings at no cost, by writing or telephoning the Corporate Secretary, Chandra Kidd at ckidd@thefirstbank.com or 601-268-8998, or at the following address or telephone number: The First Bancshares, Inc., 6480 U.S. Hwy 98 W, Hattiesburg, MS 39402 or 601-268-8998.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference herein. This summary is not complete and may not contain all of the information that you should consider before deciding whether or not you should exercise your rights. You should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 7 of this prospectus, and all other information included in this prospectus in its entirety before you decide whether to invest in the Securities.

The First Bancshares, Inc.

We are a financial holding company headquartered in Hattiesburg, Mississippi. Our Company was incorporated on June 23, 1995 to serve as a bank holding company for The First, A National Banking Association (“The First”), headquartered in Hattiesburg, Mississippi. The First began operations on August 5, 1996 from our main office in the Oak Grove community, which is now incorporated within the city of Hattiesburg. The First currently operates its main office and 27 full-service branches, one motorbank, and four loan production offices in Mississippi, Alabama, and Louisiana. Our principal executive offices are located at 6480 U.S. Highway 98 West, Hattiesburg, Mississippi 39402, and our telephone number is (601) 268-8998.

In Mississippi, we serve the cities of Hattiesburg, Laurel, Purvis, Picayune, Pascagoula, Bay St. Louis, Wiggins, Gulfport, Biloxi, Long Beach, Diamondhead, and the surrounding areas of Lamar, Forrest, Jones, Pearl River, Jackson, Hancock, Stone, and Harrison Counties. In Louisiana, we serve the city of Bogalusa in Washington Parish and Baton Rouge in East Baton Rouge Parish. In Alabama, we serve the Baldwin County and Mobile County, Alabama markets with branches in the following cities: Foley, Daphne, Fairhope, Gulf Shores, Orange Beach, Mobile, Bay Minette, Dauphin Island, and Theodore. In total, The First operates its main office, 15 full-service branches, and one motor branch in Mississippi, ten branches in Alabama, and two branches in Louisiana. In addition, The First operates loan production offices in Ocean Springs, Brandon, and Madison, Mississippi and in Slidell, Louisiana. With the recent acquisitions of Iberville Bank and Gulf Coast Community Bank, we additionally operate ten (10) branches in Addis, Baton Rouge, Denham Springs, Pierre Part, Plaquemine, Plattenville, Port Allen, Prairieville, Saint Gabriel, and White Castle, Louisiana, and five branches in Gulf Breeze, Pace, and Pensacola, Florida. For more information about our recent acquisitions of Iberville Bank and Gulf Coast Community Bank you should read “Recent Developments” below.

We strive to provide our customers with the breadth of products and services offered by large regional banks, while maintaining the timely response and personal service of a locally-owned and managed bank. In addition to offering a full range of deposit services and commercial and personal loans, we have a residential mortgage division. The following is a description of the products and services we offer.

Deposit Services. We offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our principal market areas at rates competitive to those offered by other banks in these areas. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. We solicit these accounts from individuals, businesses, associations and organizations, and governmental authorities. In addition, we offer certain retirement account services, such as Individual Retirement Accounts (IRAs).

Loan Products. We offer a full range of commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including loans secured by inventory and accounts receivable), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include equity lines of credit and secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. We also make real estate construction and acquisition loans. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general we are subject to an aggregate loans-to-one-borrower limit of 15% of our unimpaired capital and surplus.

Mortgage Loan Division. We have a residential mortgage loan division which originates loans to purchase existing residential homes or construct new homes and to refinance existing mortgages.

Other Services. Other bank services we offer include on-line internet banking services, voice response telephone inquiry services, commercial sweep accounts, cash management services, safe deposit boxes, travelers checks, mobile deposit, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We are associated with the MasterCard, Cirrus, Pulse, and Community Cash networks of automated teller machines that may be used by our customers throughout our market area and other regions. The First also offers VISA credit card services through a correspondent bank.

The Offering

The following summary contains basic information about the Securities and is not intended to be complete and does not contain all the information that is important to you. For a more complete understanding of the Securities, you should read the sections of this prospectus entitled “Description of Capital Stock.”

Maximum number of shares of common stock offered by the Selling Securityholders	3,563,380 shares of common stock, $1.00 par value per share*

Shares Outstanding as of September 30, 2016	5,428,017 shares of common stock, $1.00 par value per share

17,123 shares of Series CD Preferred Stock**

Shares Outstanding as of February 21, 2017	9,144,412 shares of common stock, $1.00 par value per share

Use of Proceeds	All Securities sold pursuant to this prospectus will be sold by the Selling Securityholders. We will not receive any of the proceeds from such sales.

Risk Factors	An investment in our Securities is subject to certain risks. Please refer to the information contained under the caption “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our Securities.

Market and trading symbol for the common stock	Our common stock is traded on the NASDAQ Global Market under the symbol “FBMS”.

* On December 29, 2016, the Company’s shareholders approved the conversion of all of the Company’s Series E Preferred Stock into common stock of the Company. The common stock into which the Series E Preferred Stock was converted are the Securities being registered under this Registration Statement on behalf of the Selling Securityholders.

**On December 6, 2016, the Company entered into that certain Securities Purchase Agreement, dated December 6, 2016, pursuant to which the Company repurchased all 17,123 shares of its Series CD Preferred Stock from the United States Treasury Department. Therefore, as of December 6, 2016 the Company no longer has any shares of Series CD Preferred stock issued or outstanding.

Plan of Distribution

The Selling Securityholders were the initial purchasers of the Series E Preferred Stock that were automatically converted into common stock upon approval of the holders of our common stock (or the permitted affiliate transferees of such investors). The Series E Preferred Stock was sold pursuant to the Private Placement described above. The Selling Securityholders may offer the Securities from time to time directly or through underwriters, broker-dealers, or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices derived from prevailing market prices, at various prices determined at the time of sale or otherwise, or at negotiated prices. If the Securities are sold through underwriters, broker-dealers, or agents, the Selling Securityholders (or the purchasers of the Securities as negotiated with the Selling Securityholders) will be responsible for underwriting discounts or commissions or agent commissions, if any. The Selling Securityholders are not obligated to sell any Securities, and the registration of the Securities does not necessarily mean that any of the Securities will be sold by the Selling Securityholders. The timing and amount of any sale is within the Selling Securityholder’s sole discretion, subject to certain restrictions. See “Plan of Distribution” on page 43 of this prospectus.

Recent Developments

The following presents an overview of our recent acquisitions. These items are subject to the risks and uncertainties relating to our business described under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference herein.

Acquisitions of Iberville Bank and Gulf Coast Community Bank

Iberville Bank. On January 1, 2017, the Company completed its acquisition of 100% of the common stock of Iberville Bank, Plaquemine, Louisiana from A. Wilbert’s Sons Lumber and Shingle Co. (“Iberville Parent”), and immediately thereafter merged Iberville Bank with and into The First. The Company paid Iberville Parent a total of $28.6 million in cash for all of the stock of Iberville Bank. An additional $2.5 million of the purchase price paid in connection with the purchase of Iberville Bank is being held in escrow as contingency for flood-related losses in the loan portfolio that may be incurred due to recent flooding in Iberville Bank’s market area. At September 30, 2016, Iberville Bank had $257.8 million in total assets, $147.2 million in net loans, $229.6 million in deposits, and $26.5 million in stockholders’ equity.

Gulf Coast Community Bank. Also on January 1, 2017, we completed our merger with Gulf Coast Community Bank, Pensacola, Florida which was merged with and into The First. The shareholders of Gulf Coast Community Bank are entitled to receive, in the aggregate, shares of the Company’s common stock having a value of $25.10, determined by averaging the trading price of the Company’s common stock price over a 30 day trading period ending on the fifth business day prior to the closing of the Gulf Coast acquisition, which was December 23, 2016. As of September 30, 2016, Gulf Coast had total assets of approximately $135.4 million, deposits of approximately $116.6 million, and total stockholders’ equity of approximately $5.8 million.

Principal Executive Offices

Our principal executive offices are located at 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi 39402, and our telephone number is (601) 268-8998.

Employees

At September 30, 2016, we had 303 full-time employees and 10 part-time employees.

RISK FACTORS

An investment in our Securities involves a high degree of risk. Before you purchase any of our Securities, you should carefully consider the risks described below, together with the other information contained or incorporated by reference into this prospectus, including the information contained in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, and any risks described in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, before making a decision to invest in our Securities. The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks were to materialize, our business, results of operations, and financial condition could suffer. In that case, the trading price of our common stock and the values of any of our other Securities could decline, and you may lose all or part of your investment

Risks Related to Our Common Stock

The price of our common stock is volatile and may decline.

Although our common stock is listed for trading on The NASDAQ Global Select Market, the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have from time to time adversely affected and may continue to adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; or

•	domestic and international economic factors unrelated to our performance.

A significant decline in our stock price could result in substantial losses for individual shareholders.

Sales of a significant number of shares of our common stock in the public markets, or the anticipation of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the ownership and economic interests of our existing stockholders, including you, and could cause the market price of our common stock to decline. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock could be substantially dilutive to shareholders of our common stock. Moreover, to the extent that we issue restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series, and therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

We are a holding company and depend on our bank subsidiary for dividends, distributions, and other payments.

We are a bank holding company that conducts substantially all of our operations through our subsidiary bank, The First. As a result, our ability to make dividend payments on our common stock will depend primarily upon the receipt of dividends and other distributions from The First. The ability of The First to pay dividends or make other payments to us is limited by its obligation to maintain sufficient capital and by other general regulatory restrictions on its dividends. If these requirements are not satisfied, we will be unable to pay dividends on our common stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock, or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Risks Relating to Recent Acquisitions

We may fail to realize the anticipated cost savings and other financial benefits of the Iberville Bank Acquisition and Gulf Coast Acquisition on the anticipated schedule, if at all.

The First, Iberville Bank, and Gulf Coast have historically operated independently. The success of the mergers of Iberville Bank and Gulf Coast into The First will depend, in part, on our ability to successfully combine the businesses of The First, Iberville Bank, and Gulf Coast. To realize these anticipated benefits, The First expects to integrate Iberville Bank’s and Gulf Coast’s businesses with its own businesses. We may face significant challenges in integrating both Iberville Bank’s and Gulf Coast’s operations into our operations in a timely and efficient manner and in retaining personnel from these two banks that we anticipate needing. Achieving the anticipated cost savings and financial benefits of the mergers will depend, in part, on whether we can successfully integrate these businesses. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures, and policies that adversely affect our ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits of the merger. In addition, the integration of certain operations following the mergers will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of the combined company. Any inability to realize the full extent of, or any of, the anticipated cost savings and financial benefits of the mergers, as well as any delays encountered in the integration process, could have an adverse effect on the business and results of operations of the combined company, which may affect the market price of our common stock.

With the completion of the acquisitions of Iberville Bank and Gulf Coast, the market price of our common stock may be affected by factors different from those historically affecting our independent operations through The First.

The historic businesses of each of The First, Iberville Bank, and Gulf Coast differ in important respects, and accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those historically affecting the independent results of operations of The First, Iberville Bank, and Gulf Coast.

The impact of recent flooding events in Louisiana and southwest Mississippi on our market areas and those of Iberville Bank is presently unknown.

Both The First and Iberville Bank have a physical presence and collateral securing loans in or near parts of Louisiana and Mississippi that have been affected by the late summer 2016 significant flooding in those areas. The First and Iberville Bank have worked diligently to assess and quantify the impact, if any, of this flooding on their respective businesses. While The First and Iberville Bank believe that any impact on their respective businesses has already been or will be adequately accounted for, either through the presence of insurance, special loan provisions, or otherwise, there can be no assurances that such measures will be appropriate or adequate. If the impact from such flooding is more significant on the respective businesses of either The First or Iberville Bank, then the results of operations or financial condition of these organizations could be negatively impacted. If the impact from the flooding is more adverse than believed, the anticipated benefits from the Iberville Bank Acquisition may not be realized or realized to a lesser extent, and might have an adverse effect on the combined company and our common stock following such merger.

SUMMARY OF THE UNDERLYING TRANSACTIONS

Pursuant to the Securities Purchase Agreements dated October 12, 2016 (“Securities Purchase Agreements”) between the Company and a limited number of institutional and other accredited investors (“Selling Securityholders”) (or an affiliate of the Selling Securityholders), we issued 3,563,380 shares of Series E Preferred Stock to the Selling Securityholders in a private placement transaction exempt from the registration requirements of the Securities Act of 1933 (we refer to this transaction as the “Private Placement”). The Company received approximately $60,000,000 in net proceeds from the sale of the Series E Preferred Stock.

Pursuant to the Securities Purchase Agreements, the shares of Series E Preferred Stock were automatically convertible into 3,563,380 shares of common stock upon shareholder approval of the issuance of common stock upon conversion. As part of the Securities Purchase Agreements, we agreed with the Selling Securityholders to call a special meeting of the shareholders of the Company in order to vote upon a proposal concerning the issuance of 3,563,380 shares of our common stock in connection with the conversion of the Series E Preferred Stock into our common stock for purposes of NASDAQ Listing Rule 5635. On December 29, 2016, the Company held its special meeting of shareholders and the Company’s common shareholders approved the conversion of the Series E Preferred Stock with approximately 99.2% of the shares present and voting at the meeting voting in favor of the conversion and issuance of the Securities. The Company subsequently issued 3,563,380 shares of common stock, which are the Securities being registered in this Registration Statement.

Pursuant to the terms of the Securities Purchase Agreement, the Selling Securityholders also entered into respective Registration Rights Agreements with the Company. We are registering the offer and sale of the Securities covered by this prospectus to satisfy registration rights we have granted to the Selling Securityholders in the Registration Rights Agreements. Registration of the Securities does not necessarily mean that all or any portion of such Securities will be offered for sale by the Selling Securityholders.

The Company will be required to make certain payments as liquidated damages under the Registration Rights Agreements to the Selling Securityholders in certain circumstances if the registration statement is not (i) filed with the SEC within specified time periods, (ii) declared effective by the SEC within specified time periods, or (iii) available (with certain limited exceptions) after having been declared effective.

We have agreed to bear the expenses of registering the Securities under federal and state securities laws, but we will not receive any proceeds from the sale of any Securities offered under this prospectus.

USE OF PROCEEDS

All Securities sold pursuant to this prospectus will be offered and sold by the Selling Securityholders. We will not receive any proceeds from such sales.

SELLING SECURITYHOLDERS

We are filing this registration statement pursuant to the Registration Rights Agreements dated October 12, 2016, by and among us and the entities listed on the table below under the heading “Selling Securityholders” (referred to herein as the “Selling Securityholders”). We are registering the Securities in order to permit the Selling Securityholders to offer the Securities for resale from time to time pursuant to obligations we undertook in connection with the issuance of the Securities. We have agreed to pay all expenses in connection with this offering, not including underwriting, broker or similar fees or commissions of the Selling Securityholders, or any legal fees and expenses of counsel to the Selling Securityholders.

Except as indicated below, other than the temporary ownership of the Series E Preferred Stock or shares of common stock recently issued upon conversion of the Series E Preferred Stock, and such additional ownership of common stock prior to the Private Placement as is set forth in the table, the Selling Securityholders have not had any material relationship with us within the past three years.

The following Selling Securityholders hold positions as officers and/or directors of the Company and the Bank as follows:

•	M. Ray (Hoppy) Cole, Jr. – Director and Chief Executive Officer of the Company and Bank

•	David W. Bomboy, M.D. – Director

•	E. Ricky Gibson – Director

•	Charles R. Lightsey – Director

•	Ted E. Parker – Director

•	J. Douglas Seidenburg – Director

•	Andrew D. Stetelman – Director

The table below lists the Selling Securityholders and other information regarding the stock ownership of each of the Selling Securityholders.

The second column lists the number of shares of common stock currently beneficially owned by each Selling Securityholder.

The third column lists the shares of common stock being offered hereby under this prospectus by each of the Selling Securityholders.

The fourth column lists the shares of common beneficially to be beneficially owned by each Selling Securityholder after the completion of this offering (assuming all such shares are sold).

The fifth column indicates the percentage of common stock to be beneficially owned by each Selling Securityholder after the completion of this offering (assuming all such shares are sold) and based on the number of shares of common stock outstanding as of February 21, 2017.

The amounts set forth below are based upon information provided to us by representatives of the Selling Securityholders, or upon our records, and are accurate to the best of our knowledge as of the date specified below. It is possible, however, that the Selling Securityholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. This table assumes that the Selling Securityholders will sell all of the Securities covered by this prospectus. We cannot assure you that the Selling Securityholders will sell all or any portion of the Securities offered hereby.

The Securities offered by this prospectus may be offered from time to time by the Selling Securityholders named below, or by any of their pledgees, donees, transferees, or other successors in interest, provided that such pledgees, donees, transferees, or other successors in interest offering Securities using this prospectus are named as Selling Securityholders in this prospectus via supplement or amendment in accordance with the Securities Act of 1933, as amended (the “Securities Act”).

Name of Selling Securityholder	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered Hereby	Shares of Common Stock Owned After the Offering	Percentage of Outstanding Common Stock Owned After the Offering
Banc Fund VII L.P.[1]	163,235	35,000	128,235	1.40%
Banc Fund VIII L.P.[2]	354,554	55,000	299,554	3.28%
Banc Fund IX L.P.[3]	191,054	135,352	55,702	0.61%
PRB Investors, L.P. [4]	112,676	112,676		0.00%
Castine Partners, LP [5]	46,901	46,901		0.00%
Castine Partners II, LP [6]	98,113	98,113		0.00%
Castine Offshore Fund, LTD. [7]	108,507	108,507		0.00%
Choral Financial Fund, LP8	28,169	28,169		0.00%
JAM Special Opportunities Fund III, L.P.[9]	225,352	225,352		0.00%
Stieven Financial Investors, L.P.[10]	379,918	185,231	194,687	2.13%
Stieven Financial Offshore Investors, Ltd.[10]	81,475	40,121	41,354	0.45%

1 Banc Fund VII L.P. is controlled by its general partner, MidBanc VII L.P. MidBanc VII L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Charles J. Moore may be deemed to have voting and dispositive power over the shares listed in the table as held by Banc Fund VII L.P.

2 Banc Fund VIII L.P. is controlled by its general partner, MidBanc VIII L.P. MidBanc VIII L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Charles J. Moore may be deemed to have voting and dispositive power over the shares listed in the table as held by Banc Fund VIII L.P.

3 Banc Fund IX L.P. is controlled by its general partner, MidBan IX L.P. MidBan IX L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Charles J. Moore may be deemed to have voting and dispositive power over the shares listed in the table as held by Banc Fund IX L.P.

4 Andy Bergman, as principal, is a natural person with voting and dispositive power over the shares listed in the table as held by PRB Investors, L.P.

5 Castine Partners, LP is controlled by its general partner, Castine Management GP, LLC. Paul D. Magidson is a natural person and managing member of Castine Management GP, LLC and may be deemed to have voting and dispositive power over the shares listed in the table as held by Castine Partners, LP.

6 Castine Partners II, LP is controlled by its general partner, Castine Management GP, LLC. Paul D. Magidson is a natural person and managing member of Castine Management GP, LLC and may be deemed to have voting and dispositive power over the shares listed in the table as held by Castine Partners II, LP.

7 Castine Offshore Fund, LTD. is controlled by its investment manager, Castine Capital Management, LLC. Paul D. Magidson is a natural person and managing member of Castine Capital Management, LLC and may be deemed to have voting and dispositive power over the shares listed in the table as held by Castine Offshore Fund, LTD.

8 Choral Financial Fund LP is controlled by its general partner, Choral Capital, LLC. Bradley J. Ness is a natural person and managing member of Choral Capital, LLC and may be deemed to have voting and dispositive power over the shares listed in the table as held by Choral Financial Fund, LP.

9 JAM Special Opportunities Fund III, L.P. (“JSOF III”) is controlled by its general partner, JAM Equity Partners, LLC (“JEP”). Jacobs Assets Management LLC (“Jacobs”) is the duly appointed investment manager of JSOF III. Seymour Jacobs is the managing member of JEP and Jacobs and may be deemed to have voting and dispositive power over the shares listed in the table as held by JSOF III.

10 Stieven Capital GP, LLC is the general partner of Stieven Financial Investors, L.P., and in such capacity has voting and investment control over the shares held by this selling stockholder. Stieven Capital Advisors, L.P. is the investment manager of Stieven Financial Investors, L.P and Stieven Financial Offshore Investors, Ltd., and in such capacity has voting and investment control over the shares held by both of these selling stockholders. Joseph A. Stieven, Stephen L. Covington, Daniel M. Ellefson and Mark J. Ross are members of the general partner and managing directors of the investment manager, and as a result, they may each be deemed to have voting and investment control over shares held by both of these selling stockholders.

Name of Selling Securityholder	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered Hereby	Shares of Common Stock Owned After the Offering	Percentage of Outstanding Common Stock Owned After the Offering
Iron Road Multi-Strategy Fund LP11	37,409	22,820	14,589	0.16%
Mendon Capital Master Fund, Ltd.[12]	248,933	142,632	106,301	1.16%
Mendon Capital QP LP13	107,960	59,900	48,060	0.53%
Consector Partners, LP14	56,338	56,338		0.00%
JCSD Partners, LP15	347,673	56,338	291,335	3.19%
TFO GDF Fund LLC[16]	191,549	191,549		0.00%
Malta Market Neutral Master Fund, Ltd.[17]	32,394	32,394		0.00%
Malta Offshore, Ltd.[17]	72,254	72,254		0.00%
Malta Hedge Fund, L.P. [17]	13,577	13,577		0.00%
Malta Hedge Fund II, L.P. [17]	163,465	163,465		0.00%
Basswood Opportunity Partners, LP18	80,976	80,976		0.00%
Basswood Opportunity Fund, Inc.[18]	62,490	62,490		0.00%
Basswood Financial Fund, LP18	56,061	56,061		0.00%
Basswood Financial Fund, Inc. [18]	14,748	14,748		0.00%
Basswood Financial Long Only Fund, LP18	11,077	11,077		0.00%
Blue Lion Opportunity Master Fund, LP19	84,507	84,507		0.00%
JH Regional Bank Fund[20]	45,868	45,868		0.00%
JH Financial Industries Fund[20]	45,002	45,002		0.00%
JHVIT Financial Industries Trust[20]	7,722	7,722		0.00%

11 RMB Capital Management LLC is the investment manager of Iron Road Multi-Strategy Fund LP. RMB Capital Management LLC is the investment manager of Iron Road Multi-Strategy Fund LP. RMB Capital Holdings LLC (“RMB Holdings”) is the ultimate parent company of RMB Capital Management LLC. The managers of RMB Holdings are Richard M. Burridge, Jr., Frederick Paulman, Walter Clark and along with Christopher Graff, a member and the Director of Asset Management for RMB Holdings, are the natural persons with voting and dispositive power over the shares listed in the table as held by Iron Road Multi-Strategy Fund LP.

12 RMB Capital Management LLC is the sub-advisor of Mendon Capital Master Fund, Ltd. RMB Capital Management LLC is the sub-advisor of Mendon Capital Master Fund, Ltd. RMB Capital Holdings LLC (“RMB Holdings”) is the ultimate parent company of RMB Capital Management LLC. The managers of RMB Holdings are Richard M. Burridge, Jr., Frederick Paulman, Walter Clark and along with Christopher Graff, a member and the Director of Asset Management for RMB Holdings, are the natural persons with voting and dispositive power over the shares listed in the table as held by Mendon Capital Master Fund, Ltd.

13 RMB Capital Management LLC is the investment manager of Mendon Capital QP LP. RMB Capital Management LLC is the investment manager of Mendon Capital QP LP. RMB Capital Holdings LLC (“RMB Holdings”) is the ultimate parent company of RMB Capital Management LLC. The managers of RMB Holdings are Richard M. Burridge, Jr., Frederick Paulman, Walter Clark and along with Christopher Graff, a member and the Director of Asset Management for RMB Holdings, are the natural persons with voting and dispositive power over the shares listed in the table as held by Mendon Capital QP LP.

14 Consector Advisors, LLC is the general partner of Consector Partners, LP. William J. Black is the natural person with voting and dispositive power over the shares held by Consector Partners, LP.

15 JCSD Capital, LLC is the General Partner of JCSD Partners, LP. Steven J. Didion and Joseph P. Colmery as managing members of JCSD Capital, LLC are the natural persons with voting and dispositive power over the shares listed in the table as held by JCSD Partners, LP.

16 TFO Manager Limited is the Managing Member of TFO GDF Fund LLC. Abdulmohsin Al Omran, Adel Al Mangour and Arup Asadullah, as the Directors of TFO Manager Limited, are the natural persons with voting and dispositive power over the shares listed in the table as held by TFO GDF Fund LLC.

17 Maltese Capital Management LLC is the investment manager of each of Malta Hedge Fund, L.P., Malta Hedge Fund II, L.P., Malta Offshore, Ltd. and Malta Market Neutral Master Fund, Ltd. Terry Maltese is the managing member of Maltese Capital Management LLC. In such capacities, each of Maltese Capital Management LLC and Mr. Maltese may be deemed to have voting and dispositive power over the shares held by Malta Hedge Fund, L.P., Malta Hedge Fund II, L.P., Malta Offshore, Ltd. and Malta Market Neutral Master Fund, Ltd. Each of Maltese Capital Management LLC and Mr. Maltese disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

18 Basswood Capital Management, L.L.C. (“BCM”) is the investment manager of Basswood Opportunity Partners, LP, Basswood Opportunity Fund, Inc., Basswood Financial Fund, LP, Basswood Financial Fund, Inc. and Basswood Financial Long Only Fund, LP (collectively, the “Basswood Funds”). Basswood Partners, L.L.C. (“BPLLC”) is the general partner of each of Basswood Opportunity Partners, LP (“BOP”), Basswood Financial Fund, LP (“BFF”), and Basswood Financial Long Only Fund, LP (“BFLOF”). Matthew Lindenbaum and Bennett Lindenbaum are the managing members of BCM and BPLLC. BCM, Matthew Lindenbaum and Bennett Lindenbaum may be deemed to have voting and investment power over the shares held by the Basswood Funds. Each of BCM, Matthew Lindenbaum and Bennett Lindenbaum disclaims beneficial ownership of the shares held by each of the Basswood Funds except to the extent of its or his pecuniary interest therein. BPLLC may be deemed to have voting and investment power over the shares held by BOP, BFF and BFLOF, and disclaims beneficial ownership of the shares held by each of BOP, BFF and BFLOF except to the extent of its pecuniary interest therein.

19 Charles W. Griege, Jr. is a Managing Member of Blue Lion Opportunity Master Fund, LP and is a natural person who may be deemed to have voting and investment power over the shares held by Blue Lion Opportunity Master Fund, LP.

20 Manulife Asset Management (US) LLC is the investment sub-adviser and agent for JH Regional Bank Fund, JH Financial Industries Fund and JHVIT Financial Industries Trust. Lisa Welch has voting power and dispositive power over the shares held by the JH Regional Bank Fund, JH Financial Industries Fund and JHVIT Financial Industries Trust.

Name of Selling Securityholder	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered Hereby	Shares of Common Stock Owned After the Offering	Percentage of Outstanding Common Stock Owned After the Offering
FJ Fund SP21	32,100	32,100		0.00%
Financial Opportunity Fund LLC[22]	169,732	169,732		0.00%
Siena Capital Partners Accredited, L.P.[23]	845	845		0.00%
Siena Capital Partners I, L.P.[23]	55,493	55,493		0.00%
EJF Financial Services Fund LP24	133,803	133,803		0.00%
Endeavor Regional Bank Opportunities Fund L.P.[25]	78,127	78,127		0.00%
Endeavor Regional Bank Opportunities Fund II LP25	161,310	161,310		0.00%
Hot Creek Investors, L.P.[26]	56,338	56,338		0.00%
David and Patty Bomboy*	126,080	14,085	111,995	1.22%
E. Ricky Gibson*	95,269	3,775	91,494	1.05%
Charles R. Lightsey*	81,156	28,169	52987	0.58%
Oak Grove Land Co, Inc.**	140,347	5,634	134,713	1.47%
Ted Parker*	81,672	9,859	71,813	0.79%
J. Douglas Seidenburg*	95,240	11,584	83,656	0.91%
M.D. Outdoor LLC[27]	2,500	2,500		0.00%
Andrew D. Stetelman*	48,917	5,634	43,283	0.47%
M. Ray and Cindy Cole***	73,187	2,000	71,187	0.78%

21 FJ Capital Management LLC is the sub-advisor of FJ Fund SP. Martin Friedman is a Managing Member of FH Capital Management LLC and is a natural person who may be deemed to have voting and investment power over the shares held by FJ Fund SP.

22 FJ Capital Management LLC is the Managing Member of Financial Opportunity Fund LLC. Martin Friedman is a Managing Member of FH Capital Management LLC and is a natural person who may be deemed to have voting and investment power over the shares held by FJ Fund SP.

23 Siena Capital Management, LLC is the general partner of each of Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P., and in such capacity has direct voting and dispositive power over the shares held by these selling stockholders. David Abraham, Daniel Kanter, and Gregory Dingens are members of Siena Capital Management, LLC and in such capacity have indirect voting and dispositive power for the shares held by these selling stockholders. Siena Capital Management, LLC, Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P. are affiliated with a broker-dealer. Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P. purchased the shares being registered in the ordinary course of business and did not have any agreement or understanding, at the time of purchase, directly or indirectly, with any person to distribute the shares.

24 EJF Financial Services GP, LLC is the general partner of EJF Financial Services Fund, L.P. EJF Capital LLC is the sole member of EJF Financial Services GP, LLC. Emanuel J. Friedman, Chief Executive Officer of EJF Capital LLC, is deemed to have voting and dispositive power over the shares listed in the table as held by EJF Financial Services Fund, L.P.

25 Endeavour Capital Management, L.L.C. is the general partner and Endeavour Capital Advisors Inc. is the investment advisor of Endeavor Regional Bank Opportunities Fund L.P. and Endeavor Regional Bank Opportunities Fund II LP. Laurence Austin and Mitchell Katz are the ultimate controlling persons of Endeavour Capital Management, L.L.C. and Endeavour Capital Advisors Inc. and as such are the natural persons having voting and dispositive power over the shares listed in the table as held by Endeavor Regional Bank Opportunities Fund L.P. and Endeavor Regional Bank Opportunities Fund II LP.

26 Hot Creek Capital, L.L.C. is the General Partner of Hot Creek Investors, L.P. Darren Tymchyshyn is the Managing Member of Hot Creek Capital, L.L.C. and as such is the natural person having voting and dispositive power over the shares listed in the table as held by Hot Creek Investors, L.P.

27 J. Douglas Seidenburg is a Member of M.D. Outdoor LLC and as such is the natural person having voting and dispositive power over the shares listed in the table as held by M.D. Outdoor LLC. Mr. Seidenburg is a Director of the Company. Mr. Seidenburg disclaims beneficial ownership of the shares held by M.D. Outdoor LLC except to the extent of his pecuniary interest therein.

* Director of the Company

** Fred A. McMurry, a Director of the Company, is a 33% owner of the company. Fred A. McMurry disclaims beneficial ownership of the shares held by Oak Grove Land Company, Inc. except to the extent of his pecuniary interest therein.

*** Mr. Cole is President and CEO of the Company and a Director of the Company.

Name of Selling Securityholder	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered Hereby	Shares of Common Stock Owned After the Offering	Percentage of Outstanding Common Stock Owned After the Offering
Mary Louise Polk	4,569	1,408	3,161	0.03%
William L. Reno III	1,690	1,690		0.00%
JRP Family Properties, LLC	2,253	2,253		0.00%
Jeff B. Jones	4,817	2,817	2,000	0.02%
Christopher L. Miles	2,817	2,817		0.00%
David E. Miles	2,817	2,817		0.00%
Jacob Graham	2,817	2,817		0.00%
Ronald Blacklidge	6,636	5,634	1,002	0.01%
Beverly Carter	1,408	1,408		0.00%
Donald M. Pulliam	3,217	2,817	400	0.00%
Roro Clarksdale, LLC	5,634	5,634		0.00%
Edwin J. Spence	5,634	5,634		0.00%
Robert O. Tatum	5,634	5,634		0.00%
G. Marshall Smith	21,859	9,859	12,000	0.13%
Eason Leake	7,324	7,324		0.00%
Michael W. Chancellor	70,167	2,817	67,350	0.74%
William A. Alexander Jr.	6,634	5,634	1,000	0.01%
Zonda J. Walker	14,485	14,085	400	0.00%
Perry Parker	272,971	56,338	216,633	2.37%
Charles G. Reeder	19,718	19,718		0.00%
Star Magnolia Six, L.P.	56,338	56,338		0.00%
The Thomas Milton Duff Amended and Restated Trust Agreement	140,845	140,845		0.00%
The James Ernest Duff Amended and Restated Trust Agreement	140,845	140,845		0.00%
Anna Laura Brett	10,570	2,253	8,317	0.09%
Wayne Thompson	2,816	2,816		0.00%

DESCRIPTION OF CAPITAL STOCK

General

The Company has 20,000,000 shares of authorized common stock, $1.00 par value. At September 30, 2016 there were 5,428,017 shares of common stock issued and outstanding. The Company has 10,000,000 shares of authorized preferred stock, no par value. At October 31, 2016 there were 17,123 shares of Series CD preferred stock outstanding and 3,563,380 shares of Series E Preferred Stock outstanding. On December 6, 2016, the Company entered into that certain Securities Purchase Agreement, dated December 6, 2016, pursuant to which the Company repurchased all 17,123 shares of its Series CD Preferred Stock from the United States Treasury Department. Therefore, as of December 6, 2016 the Company no longer had any outstanding shares of Series CD Preferred Stock. On December 29, 2016, the Company’s stockholders approved the conversion of the Company’s 3,563,380 shares of Series E Preferred Stock into an equivalent number of shares of common stock. Therefore, as of the date of this prospectus, there are no shares of Series E Preferred Stock outstanding and there are 9,143,511 shares of common stock issued and outstanding.

Common Stock

The material terms and provisions of the Company’s common stock are summarized as set forth below. The following summary is not intended to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by the Mississippi Business Corporation Act (“MBCA”) and by the Amended and Restated Articles of Incorporation (“Articles”) and Bylaws of the Company. Copies of our Articles and Bylaws are incorporated by reference in this prospectus. See “Where You Can Find More Information.”

Voting Rights; Cumulative Voting. Pursuant to the MBCA and the Company’ Bylaws, each outstanding share of the Company’s common stock is entitled to one vote on each matter submitted to a vote. Holders of the Company’s common stock do not have cumulative voting rights. Article 2.6 of the Company’s Bylaws provides that unless otherwise required by the MBCA or the Articles, all classes or series of the Company shares entitled to vote generally on a matter shall for that purpose be considered a single voting group, and unless otherwise required by law, the affirmative vote of a majority of any voting group shall be required to take action on any matter.

Limitations on Directors’ and Officers’ Liability. Article 7 of the Company’s Articles provide that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for any appropriation in violation of fiduciary duties of any business opportunity; for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, under Section 79-4-8.33 of the MBCA, or for any transaction from which the director derived an improper personal benefit. Article 8 of the Company’s Bylaws provides for indemnification of directors and officers as discussed below under the caption “Indemnification.”

Supermajority Voting Requirements; Business Combinations or Control Share Acquisition. The MBCA states that in the absence of a greater requirement in the articles of incorporation, a sale, lease, exchange, or other disposition of all, or substantially all, of a corporation’s property requires approval by a majority of the shares entitled to vote on the transaction. The Company’s Articles do not provide for a greater than majority vote on such a transaction.

The Company’s Articles do include a “control share acquisition” provision requiring any person who plans to acquire a control block of stock (generally defined as 10%) to obtain approval by the majority vote of disinterested shareholders or the affirmative vote of 75% of eligible members of the board of directors in order to vote the control shares. If a control share is made without first obtaining this approval, all stock beneficially owned by the acquiring person in excess of 10% will be considered “excess stock” and will not be entitled to vote.

Any person who proposes to make or has made a control share acquisition may deliver a statement to the Company describing the person’s background and the control share acquisition and requesting a special meeting of shareholders of the Company to decide whether to grant voting rights to the shares acquired in the control share acquisition. The acquiring person must pay the expenses of this meeting. If no request is made, the voting rights to be accorded the shares acquired in the control share acquisition shall be presented to the next special or annual meeting of the shareholders. If the acquiring person does not deliver his or her statement to the Company, it may elect to repurchase the acquiring person’s shares at fair market value. Control shares acquired in a control share acquisition are not subject to redemption after an acquiring person’s statement has been filed unless the shares are not accorded full voting rights by the shareholders.

Removal of Directors. Article 11 of the Company’s Articles provides that no director of the Company may be removed except by the shareholders for cause; provided that directors elected by a particular voting group may be removed only by the shareholders in that voting group for cause. Article 3.3 of the Company’s Bylaws provides further that removal action may only be taken at a shareholders’ meeting for which notice of the removal action has been given. A removed director’s successor may be elected at the same meeting to serve the unexpired term.

Board of Directors. Under Article 10 of the Company’s Articles, the Board of Directors of the Company is divided into three classes — Class I, Class II, and Class III as nearly equal in numbers of directors as possible. Article 3.2 of the Bylaws establishes a minimum of 9 directors and a maximum of 25 directors. At present there are a total of 9 directors divided as follows: 3 Class I directors, 3 Class II directors, and 3 Class III directors. The terms of the Class I directors will expire at the 2017 Annual Shareholders’ Meeting. The terms of the Class II directors will expire at the 2018 Annual Shareholders’ Meeting. The terms of the Class III directors will expire at the 2019 Annual Shareholders’ Meeting.

Vacancies in the Board of Directors. Under the Company’s Bylaws, any vacancy, may be filled for the unexpired term by the affirmative vote of a majority of the remaining directors, provided that, if the vacant office was held by a director elected by a particular voting group, only the shares of that voting group or the remaining directors elected by that voting group shall be entitled to fill the vacancy; and further provided that, if the vacant office was held by a director elected by a particular voting group, the other remaining directors or director (elected by another voting group or groups) may fill the vacancy during an interim period before the shareholders of the vacated director’s voting group act to fill the vacancy.

Amendment of the Articles of Incorporation or Bylaws. Under the MBCA, the board of directors has the power to amend or repeal the bylaws of a Mississippi corporation such as the Company, unless such power is expressly reserved for the shareholders. Article 10 of the Company’s Bylaws provides that the Bylaws may be amended, altered, or repealed by the board of directors, except with regard to the provisions establishing the number of directors and process for removal of directors, which may only be amended by the affirmative vote of holders of outstanding shares entitled to more than 80% of the votes entitled to be cast on the alteration, amendment, or repeal.

Under the MBCA, amendments to the Articles that result in dissenters’ rights require the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment. Otherwise, the Articles may be amended by a majority vote of the shares present at a meeting where a quorum is present.

Special Meetings of Shareholders. Under the Company’s Bylaws, special meetings of the shareholders, for any purpose or purposes, may be called by the Chairman of the Board, the Chief Executive Officer, or the board of directors, or within 75 days of a written request of shareholders holding in the aggregate 10% or more of the total voting power entitled to vote on an issue. Such a request must state the purpose or purposes of the proposed special meeting.

Shareholder Proposals and Nominations. The Company’s Bylaws provide procedures that must be followed to properly nominate candidates for election as directors. At least 60 days prior to the Annual Meeting or 10 days after notice of the Annual Meeting is provided to shareholders, notice must be given to the Secretary of the Company if a shareholder intends to nominate an individual for election to the Board of Directors or propose any shareholder action. These Bylaw provisions also require information to be supplied about both the shareholder making such nomination or proposal and the person nominated.

Indemnification. Sections 79-4-8.50 through 79-4-8.59 of the MBCA provide the Company with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandate the indemnification of the Company’s directors under certain circumstances. The Company’s Articles also provide it with the power and authority, to the fullest extent legally permissible under the MBCA, to indemnify its directors and officers, persons serving at the request of the Company or for its benefit as directors or officers of another corporation, and persons serving as the Company’s representatives or agents in certain circumstances. Pursuant to such authority and the provisions of the Company’s Articles, the Company intends to purchase insurance against certain liabilities that may be incurred by it and its officers and directors.

The Articles of the Company contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to it or its shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

Under its Bylaws, the Company must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the Company or The First or any other corporation which the person served as a director at the request of the Company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Directors are also entitled to have the Company advance any such expenses prior to final disposition of the proceeding, upon delivery of (1) a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and (2) a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

Under the Bylaws, indemnification will be disallowed if it is established that the director appropriated, in violation of his duties, any business opportunity of the Company, engaged in acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, approved dividends or other distributions in violation of the MBCA, or engaged in any transaction in which the director derived an improper personal benefit. In addition to the Bylaws of the Company, the MBCA requires that a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he is or was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding. The MBCA also provides that, upon application of a director, a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the MBCA.

The board of directors of the Company also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The Board of Directors has extended or intends to extend indemnification rights to all of its executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the Articles of Incorporation or Bylaws, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Preferred Stock

Our Articles authorize our board of directors to establish one or more series of preferred stock. Our board of directors, without further approval of the shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds, and any other rights, preferences, privileges, and restrictions applicable to each series of preferred stock.

Series CD Preferred Stock. We have designated 17,123 shares of our preferred stock as Series CD (the “CDCI Preferred Shares”) which were issued as part of the CDCI. On December 6, 2016, the Company entered into that certain Securities Purchase Agreement, dated December 6, 2016, pursuant to which the Company repurchased all 17,123 shares of its CDCI Preferred Shares from the United States Treasury Department. Therefore, as of December 6, 2016 the Company no longer had any shares of CDCI Preferred Shares issued or outstanding.

Series E Preferred Stock. The board of directors has established out of the authorized preferred stock a series of preferred stock entitled Series E Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, which we refer to as Series E Preferred Stock. The Company designated 3,563,380 shares of our preferred stock as Series E Preferred Stock. On December 29, 2016, the Company’s stockholders approved the conversion of the Company’s 3,563,380 shares of Series E Preferred Stock into an equivalent number of shares of common stock. Therefore, as of the date of this prospectus, there are no shares of Series E Preferred Stock outstanding.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the “Committee”) of the Board of Directors has responsibility for establishing, implementing and continually monitoring adherence with the Company’s compensation philosophy. The Committee ensures that the total compensation paid to the named executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the named executive officers are similar to those provided to other executive officers in publicly traded financial institutions.

On February 6, 2009, the Company became a participant in the U.S. Treasury’s Troubled Asset Relief Program (“TARP”) by participating in the Capital Purchase Program. On September 29, 2010, the Company refinanced the Company’s Capital Purchase Program funding into Community Development Capital Initiative funding. The Community Development Capital Initiative is also a TARP program. On December 6, 2016, the Company entered into that certain Securities Purchase Agreement, dated December 6, 2016, pursuant to which the Company repurchased all 17,123 shares of its Series CD Preferred Stock from the United States Treasury Department. Therefore, as of December 6, 2016 the Company no longer has any shares of Series CD Preferred stock issued or outstanding and no longer participates in the TARP program. Although the limitations and restrictions imposed on the Company under TARP will no longer apply to the Company going forward, because the Series CD Preferred Stock was outstanding for nearly all of 2016, The First Bancshares, Inc. and certain of the Company’s employees were subject to compensation related limitations and restrictions for the period that we continued to participate in TARP (referred to herein as the “TARP Period”). The TARP compensation limitations and restrictions included the following:

•	Except in limited circumstances, the Company’s most highly compensated employee (as determined on an annual basis) is prohibited from receiving cash bonus payments during the TARP period. Mr. Cole was subject to this limitation during 2016.
•	Except in limited circumstances, the Company’s Named Executive Officers (NEOs) and the Company’s next five most highly compensated employees (each as determined on an annual basis) are prohibited from receiving any severance payments upon a termination of employment or any payments triggered by the occurrence of a change in control.
•	The Company’s NEOs and next 20 most highly compensated employees are subject to a “clawback” of incentive compensation if that compensation is based on materially inaccurate financial statement or performance metrics. Further, no one in this group of employees may receive any tax gross-up payment during the TARP period.
•	The Company is limited to an annual tax deduction of $500,000 with respect to the compensation paid to each of the Company’s NEOs.

The TARP rules further required the Company to adopt an “Excessive or Luxury Expenditure Policy.” The Company’s Board of Directors has complied with this requirement and the policy is located on the Company’s website, www.thefirstbank.com on the Investor Relations page. It is the intent of the Company’s Board of Directors that the policy remain in full force and effect for the duration of the TARP Period. The policy covers, in particular, entertainment or events, office and facility renovations, aviation or other transportation services and other similar items, activities or events for which the Company may reasonably anticipate such expenditures that are not reasonable expenditures for staff development, reasonable performance incentives, or other similar reasonable measures conducted in the normal course of the Company’s business operations. All of the Company’s employees are required to comply with the policy. The Company’s Chief Executive Officer and Chief Financial Officer are primarily accountable for ensuring adherence to the policy and for certifying that prior approval for any expenditure requiring such prior approval was properly obtained.

In addition to the foregoing limitations and restrictions, the TARP rules and regulations require the Committee to undertake a semi-annual risk assessment with respect to certain of the compensation plans, programs and arrangements maintained by the Company, regardless of whether the individual employee(s) covered by the plan, program or arrangement is a NEO. The risk assessments are intended to reduce the chance that any employee will be incentivized to take unacceptable risks in order to maximize his or her compensation under such plans, programs and arrangements.

As the TARP final rules were implemented in 2009, the Committee regularly discussed its compliance obligations with respect to the Company’s executive compensation programs at each committee meeting. The Committee has depended upon guidance from the Company’s legal counsel to fully interpret the extent of the application of each of these requirements in the Company’s executive compensation programs.

On a related note, in June 2010, federal banking regulators issued final interagency guidance that set forth a framework for assessing the soundness of incentive compensation plans, programs and arrangements maintained by financial institutions. The guidance focuses on balanced risk-taking incentives, compatibility with effective controls and risk management, and strong corporate governance.

The Compensation Committee believes that an awareness and assessment of the impact of risk has always been, and will continue to be, a component of its analysis of executive compensation. As such, the Committee recognizes the role of risk assessment in the overall processes and procedures for establishing such executive compensation. In this regard, the Committee believes that the TARP semi-annual risk assessment and the Federal Reserve’s rules will serve as a framework for reconfirming the appropriateness of the process and procedures the Committee has previously followed in reaching its decisions with respect to compensation related matters.

Throughout this prospectus, the individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2016, as well as the other individuals included in the Summary Compensation Table, are referred to as the “named executive officers” or “NEO”s.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and which aligns the interests of the executive officers with the Company’s overall business strategy, values and management initiatives. The Company’s compensation policies are intended to reward executives for strategic management and the enhancement of shareholder value and support a performance-oriented environment that rewards achievement of internal goals. The Company has also adopted a Compensation Philosophy that provides guidance to the Committee when making decisions surrounding the compensation of the NEOs. Our philosophy generally targets near the market (peer) median for NEO base salaries with a strong emphasis on incentive compensation programs that provide an alignment between pay and performance.

The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of peer companies. To that end, the Committee believes in rewarding the NEOs with reasonable incentive compensation awards if Company performance meets budget and is comparable to peer group data. This is a critical piece in the compensation plan design at the Company and is realized through the ability of the NEOs to annually earn both short-term (cash) and long-term (stock-based) incentive payouts when performance justifies such awards.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all named executive officers of the Company. Decisions regarding the non-equity compensation of other executive officers are made by the Committee and the Chief Executive Officer.

The Committee and the Chief Executive Officer annually review the performance of each member of the named executive officers (other than the Chief Executive Officer whose performance is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

At our annual meeting of shareholders held in 2016 and as required by the “say-on-pay” rules of the Securities and Exchange Commission, we sought the approval, on an advisory basis, of our shareholders, concerning our executive compensation program as described in the proxy statement for that meeting. A vast majority (approximately 74%) of our shareholders whose shares were present at the 2016 annual meeting and who voted (or affirmatively abstained from voting (excluding broker non-votes)) on the say-on-pay proposal voted to approve such compensation. As a result, the Compensation Committee did not implement any specific changes to our executive compensation programs as a result of the 2016 shareholder advisory vote. The Compensation Committee intends to monitor the results of this year’s “say-on-pay” proposal vote and to incorporate such results as one of many factors considered in connection with the discharge of its responsibilities, although no such factor will likely be assigned a quantitative weighting.

Based on the foregoing objectives, the Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. To that end, the Committee has retained Blanchard Consulting Group, an independent third party consultant, to provide research for benchmarking purposes related to executive compensation. Additionally, the Company subscribes to and participates in the Mississippi Bankers Association survey, which provides the Committee with comparative compensation data from the Company’s market areas and its peer groups. This information is used by the committee to ensure that it is providing compensation opportunities comparable to its peer group, thereby allowing the Company to retain talented executive officers who contribute to the Company’s overall and long-term success.

The services provided by the independent third-party consultant , Blanchard Consulting Group, were used as the basis of comparison of compensation between the Company and the companies in the Compensation Peer Group. Blanchard Consulting Group had no conflicts of interests.

In 2013 the Committee engaged Blanchard Consulting Group to conduct an executive total compensation review. This review focused on salary, cash compensation (salary plus bonus and/or annual cash incentive), direct compensation (cash compensation plus long-term incentives), and total compensation (direct compensation plus retirement benefits and any other compensation) for the NEOs. Results from this 2013 study were reviewed by the Committee in considering salary adjustments and executive total compensation targets for 2013, 2014, 2015 and 2016. In 2016, the Committee again utilized Blanchard Consulting Group to assess CEO base salary as compared to a peer group of eight publicly traded banks. The peer companies include the following:

1	MSL	MidSouth Bancorp Inc.
2	FFKT	Farmers Capital Bank Corp.
3	WBHC	Wilson Bank Holding Company
4	FGBI	First Guaranty Bancshares Inc.
5	HBOS	Heritage Financial Group Inc.
6	CBAN	Colony Bankcorp Inc.
7	FFMH	First Farmers and Merchants Corporation
8	CHFN	Charter Financial Corporation

Independent Compensation Consultant

Blanchard Consulting Group is a national firm with an exclusive focus on the banking and financial services industry. Blanchard Consulting Group does not provide any services to the Company besides compensation consulting services. Blanchard Consulting Group reports directly to the Compensation Committee. The Compensation Committee and executive management utilized Blanchard Consulting Group’s reports and reviews to assist with decisions during 2016 but did not solely rely on them. The ultimate decisions made by the Committee and management were a balance between internal views and strategy along with the outside perspective of our independent consultant.

Compensation Policies and Practices as They Relate to Risk Management

As participants in TARP, during 2016, the Company was subject to the executive compensation requirements of the Emergency Economic Stabilization Act of 2008 (“EESA”) and as amended by the American Recovery and Reinvestment Act of 2009 (“ARRA”). In compliance therewith the Committee of the Board of Directors of the Company meets at least semi-annually to discuss and evaluate employee compensation plans in light of its assessment of risk posed to the Company from such plans and to ensure compliance with executive compensation rules and regulations implemented under EESA and ARRA. The Committee met twice in 2016 to review the Company’s compensation plans and determined that the Company had no compensation plans that would encourage manipulation of reported earnings to enhance compensation or encourage unnecessary or excessive risk-taking. The compensation plans at the Bank also use a proper balance of profitability and strategic goals (such as core deposit growth, asset quality, and audit/compliance) to ensure the officers of the Bank are focusing both on profits and strategic goals that are linked to the long-term viability of the organization. The Committee has determined that there are no compensation policies or procedures that are likely to have a material adverse effect on the Company.

In addition, the Committee has incorporated restricted stock into the compensation package for the top executive officers to tie a portion of their total compensation package to the long-term performance of the Bank. The Committee utilizes a vesting provision with these equity grants to help retain key officers and allow these amounts to be eligible for any clawback policies implemented by the Board.

2016 Executive Compensation Components

Historically, and for the fiscal year ended December 31, 2016, the principal components of compensation for named executive officers were:

•	base salary;

•	performance-based cash incentive bonus compensation;

•	equity incentive compensation;

•	retirement and other benefits; and

•	perquisites and other personal benefits.

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. When determining salary increases, the Committee uses a Compensation Philosophy that targets the median (50th percentile) of the competitive market for executives that are meeting performance expectations and the upper quartile of market (or the base salary range) for executives that are high performers or exceeding performance expectations. Base salary ranges for named executive officers are determined for each executive using market research and based on his or her position and responsibility.

During its review of base salaries for executives, the Committee primarily considers: 1) performance of the Company; 2) market data provided by the Company’s outside consultants; 3) internal review of the executive’s compensation, both individually and relative to other officers; and 4) individual performance of the executive. Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility. Merit based increases to salaries of the named executive officers are based on the Committee’s assessment of the individual’s performance. The Committee recommended to the Board that the CEO's and each named executive officer's 2016 salary be disclosed in the Summary Compensation Table (shown later in this document), and the Board accepted this recommendation. The base salary adjustments for each named executive officer for 2016 (as compared to their base salaries in 2015) ranged from approximately 3.00% to 7.02% of salary.

Performance-Based Cash Incentive Bonus Compensation

The Company has established an incentive bonus compensation plan that is based upon individual performance as well as team and corporate performance. All named executive officers, except for the Chief Executive Officer, as he did not have a cash incentive plan for 2016, in the Company have unique performance goals in up to seven (7) categories. The incentive plan provides each eligible officer with a "balanced scorecard" for their short-term cash incentive award. The "balanced scorecard" establishes specific corporate and shareholder-related performance goals balanced by the officer's area of responsibility, his or her business unit, and his or her expected individual level of contribution to the Company's achievement of its corporate goals. Cash incentive payments that are authorized to be paid to eligible officers under the Executive Incentive Plan are payable on an annual basis during the year following the year in which the services were performed and are contingent only upon such executive officer's continued employment with the Company through the date of payment.

During the first quarter of 2016, the Board (by the vote of the members of the Board who are not "interested directors" within the meaning of NASDAQ's independence rules, and at the recommendation of the Committee) established short-term cash incentive awards for executive officers as percentages of their 2016 base salary (with maximum earning opportunities that ranged from 10% to 30% of base salary, depending upon the executive). The individual measures utilized in the plan design include a balance of profitability and strategic bank goals that relate primarily to sales, service quality, regulatory compliance, timeliness, and financial goals. The particular measures on an individual’s performance depend on the actions that are determined to be most important for that individual to achieve for the current year. The estimated bonus payouts are accrued throughout the year. Cash bonuses may be granted to executives at each year end depending on the achievement of performance targets that include growth, profitability, and quality control measures. The Company’s Chief Executive Officer did not have a cash incentive plan during 2016. Performance goals for the NEOs included in the cash-based incentive plan for 2016 include Bank net income, loan growth, deposit growth, credit quality, audit results, compliance results, and individual performance. The Bank exceeded profitability goals and met or exceeded a majority of the department and individual goals in 2016; therefore the cash-based annual incentive payouts for the NEOs were near the maximum payout levels for most officers.

For the year ended December 31, 2016, the following cash bonuses were awarded:

M. Ray (Hoppy) Cole, Jr.	$0.00
Dee Dee Lowery	27,450.00
W. Wade Neth (1)	17,039.34
Ray L. Wesson, Jr. (1)	15,759.00
Douglas Eric Waldron (1)	16,623.00

(1) W. Wade Neth, Ray L. Wesson, Jr. and Douglas Eric Waldron are executive officers of the bank and not the holding company.

Equity Incentive Compensation

2007 Stock Incentive Plan

In 2007, the Company adopted The First Bancshares, Inc. 2007 Stock Incentive Plan (the “2007 Plan”), and in 2014, the plan was amended to add an additional 300,000 shares. The 2007 Plan provides for the issuance of up to 615,000 shares of Company Common Stock, $1.00 par value per share. Shares issued under the 2007 Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

Awards of Company Common Stock under the 2007 Plan may take the form of a stock option, including an incentive stock option (a stock option which meets the applicable requirements of the Internal Revenue Code), stock appreciation rights (an award entitling a holder to receive an amount in cash, Company Common Stock, or a combination of both determined by reference to the excess of the fair market value of a specified number of shares of Company Common Stock over a specified price which shall not be less than the fair market value of such shares as of the date of the grant), restricted stock awards (a transfer of shares subject to certain restrictions on transfer or other incidents of ownership or subject to specified performance standards), dividend equivalent rights (an award entitling a holder to receive an amount in cash, Company Common Stock, or a combination of both determined by reference to the cash dividends paid on a specified number of shares of Company Common Stock from the date of grant), performance unit awards, restricted stock units or other stock-based awards (including without limitation, awards entitling recipients to receive shares of Company Common Stock to be delivered in the future) (collectively referred to as "Awards").

During the first quarter of 2016, the Board (by the vote of the members of the Board who are not "interested directors" within the meaning of NASDAQ's independence rules, and at the recommendation of the Committee) established long-term equity incentive awards for executive officers using shares of restricted stock (with maximum earning opportunities that ranged from up to 10,717 shares for the CEO and up to 4,000 shares for the other NEOs). The Committee utilized restricted stock to help preserve shares in the 2007 Plan as compared to using stock options and to have a stronger immediate retention vehicle for key officers. Similar to the cash-based annual incentive plan, a pay-for-performance approach is used to determine the amount of equity awards granted to each plan participant. The performance goals utilized in the long-term plan design are linked to both corporate and shareholder performance criteria and include bank net income, asset growth and credit quality. For each of these criteria, the maximum performance level was achieved in 2016; therefore, based upon the recommendation from the Committee, the Board approved the maximum amount of shares to be granted to each officer.

For the year ended December 31, 2016, the following restricted stock grants were awarded:

Granted for 2016
M. Ray (Hoppy) Cole, Jr.	10,717
Dee Dee Lowery	4,000
W. Wade Neth (1)	4,000
Ray L. Wesson, Jr. (1)	4,000
Douglas Eric Waldron (1)	4,000

As of December 31, 2016, there were a total of 197,145 restricted stock awards which have been granted under the 2007 Plan and no other type awards have been granted under the 2007 Plan.

Vesting and Retention Provisions Applicable to Equity Awards

The Company has implemented a policy that all shares granted through the 2007 Plan will include at least a three year vesting provision, unless extraordinary circumstances are determined by the Board. The Equity Awards earned beginning in 2014 (consisting of the Restricted Stock Awards) will vest and be paid, assuming the continued service of each of the holders through such vesting date, as follows: Awards will vest five years from date of grant. Vesting of such Equity Awards will be accelerated in the event of the holder's death or disability while in the service of the Company or upon such other event as determined by the Committee in its sole discretion. The Company has also implemented a double trigger change-in-control provision in the 2007 Plan where unvested shares of stock granted through the plan will be accelerated upon a change in control if the executive is terminated without cause as a result of the transaction (as long as the shares granted remain part of the company or are transferred into the shares of the new company). Unvested shares issued as Restricted Stock Awards must be retained by the executive officer subject to the clawback and forfeiture provisions applicable to such shares and, therefore, may not be sold, pledged or otherwise transferred or hedged during the vesting periods.

In addition, the committee has established expectations for ownership of our common stock by our CEO and Corporate Officers. Under these guidelines, our CEO is expected to attain an investment position in our common shares equal to two times his or her base salary and our Corporate Officers are expected to attain an investment position in our common shares equal to one times his or her base salary. Exceptions to these ownership guidelines may be approved by Compensation Committee for good reason.

Clawback, Repricing, Underwater Grant Buyback and Hedging Policies

As a matter of policy, we expect incentive awards of executive compensation that are made on the basis of financial metrics to be structured with “clawback” provisions that would allow the Company to recoup awards under certain circumstances such as a material misstatement of financial performance. The Committee plans to include “clawback” provisions in all short-term and long-term incentives utilized in 2017.

We also have a philosophy that we will not reprice options, stock appreciation rights, or other equity awards, the value of which derives from the value of our common shares, on account of declines in our stock price, or buy back “underwater” stock options from those who hold option grants for cash. The Company’s Board has approved an amendment to the 2007 Plan to prohibit repricing of equity awards granted under the plan and to prohibit the cash buyback or exchange for other stock awards of underwater options and stock appreciation rights.

Certain transactions in the Company’s equity securities, or which are linked to the value of the Company’s equity securities, may be considered “short term” or “speculative” in nature. These transactions may create the appearance that they were based on non-public information or that the incentives of the employees are no longer aligned with, and may in fact be opposed to, the interests of the Company and its shareholders. As a result, the Board of Directors has implemented a policy that prohibits Directors and Corporate Officers from undertaking these types of transactions, including hedging, holding stock in a margin account, or pledging stock as collateral for a loan.

Retirement and Other Benefits

All employees of the Company, including named executive officers, are eligible to participate in the The First Bancshares, Inc. 401K Plan and Trust. We adopted the 401(k) plan to enable employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) plan allows eligible employees to elect to contribute up to 100% of their eligible compensation, up to the annual IRS dollar limit. Eligible compensation generally means all wages, salaries and fees for services paid by us. We contribute 50% of employee’s deferral (up to a maximum of 6%) for each eligible employee per year to their 401(k) plan.  We may also elect to make a discretionary profit sharing contribution for each eligible employee. In 2016, our employer contribution was $339,200.33, which was the employer matching contribution.

The Company sponsors an Employee Stock Ownership Plan (ESOP), which was established in 2006 for employees who have completed one year of service for the Company and attained age 21. Employees become fully vested after five years of service. Contributions to the plan are at the discretion of the Board of Directors. At December 31, 2016, the ESOP held 5,771 shares of Company common stock and had no debt obligation. In 2016 our contribution to the ESOP was $3,000.

Supplemental Executive Retirement Plans

The named executives participate in a Supplemental Executive Retirement Plan (SERP) with the Company that provides for a supplemental retirement benefit in the fixed amount of $164,110 for Mr. Cole, $89,140 for Mrs. Lowery, and $12,000 each for Mr. Neth, Mr. Wesson, and Mr. Waldron per year for fifteen years. Mr. Cole and Mrs. Lowery are both 20% vested in the benefit and Mr. Neth, Mr. Wesson and Mr. Waldron are 0% vested. Amounts become payable upon their death, disability, termination of employment, or retirement. The arrangement constitutes a non-qualified deferred compensation plan. The benefit is forfeited in the event of termination for "Cause" as described in the agreement. Except in cases of death or disability, the benefit will commence on the first day of the month following their 65th birthday. This plan is in technical compliance with requirements of section 409A of the Internal Revenue Code of 1986.

Perquisites and Other Personal Benefits

The Company provides named executive officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

The named executive officers participate in the Company’s broad-based employee benefit plans, such as medical, dental, supplemental disability and term life insurance programs. Some of the named executive officers are provided use of company automobiles. The vehicles are provided primarily for their business travel. Personal use is taxed through the Company’s payroll process. Certain named executive officers and other members of senior management are entitled to receive a cash payment upon such executive’s death through the split dollar death benefit funded by bank owned life insurance.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2016, are included in the “Summary Compensation Table”.

The Company has entered into a change of control agreement as part of the Employment Agreement with its President and CEO, and the Company has agreed to take certain actions upon a change of control with respect to other key employees. The change of control provisions are designed to promote stability and continuity of senior management. Information regarding applicable payments under such agreements for the named executive officers is provided under the heading “Potential Payments Upon Termination or Change in Control”.

Employment Agreement with Mr. Cole

In connection with his election as President and CEO of the Bank, the Bank and Mr. Cole entered into a new employment agreement, effective May 31, 2011 (the “Agreement”). The Agreement provides for Mr. Cole to serve as President and CEO of the Bank for a term of three years beginning May 31, 2011, with an automatic rolling three-year extension, unless either the Bank or Mr. Cole provides 90 days’ notice of non-extension, in which case the Agreement would expire at the end of the then-current term. No prior notice is required in the case of termination for Cause.

Mr. Cole is paid a base salary currently of $360,374.74 annually, subject to annual review as the Board of Directors may determine. Mr. Cole is eligible to earn an annual cash bonus, although Mr. Cole has not received a cash bonus while the Company has participated in the Community Development Capital Initiative under the TARP program. Mr. Cole is also eligible to receive equity compensation awards on such basis as the Board of Directors determines and is eligible to participate in any benefit plans or programs that are offered to senior executives generally.

On any cessation of employment, Mr. Cole will be entitled to his earned but unpaid base salary. Mr. Cole will be entitled to additional severance benefits in the event his employment ends as a result of his death or disability, or in the event his employment is terminated by the Bank without Cause whether in connection with a change in control of the Bank or not, or in the event Mr. Cole resigns for Good Reason whether in connection with a change in control of the Bank or not.

Under the Agreement, Mr. Cole is subject to standard confidentiality, non-solicitation and non-competition obligations during the term of the Agreement and for at least one (1) year after his employment ends. As partial consideration for these obligations after his employment ends, if Mr. Cole’s employment is terminated by the Bank without Cause or if he resigns for Good Reason, in addition to Mr. Cole’s then accrued annual salary and bonus, he will be entitled to payments equal to the greater of (i) the remaining cumulative salary that would have been paid to Mr. Cole if he had remained employed by the Bank until the end of the then current term or (ii) one and one-half times Mr. Cole’s then current annual salary.

If there is a change in control, Mr. Cole will be entitled to the following benefits: a lump sum payment equal to (i) two times his base salary, (ii) all payments, benefits, bonuses or incentives, subject to their plan document, that would ordinarily be available to other employees, and (iii) accelerated vesting of any unvested deferred compensation. If Mr. Cole’s employment is terminated by the Bank without Cause or he resigns for Good Reason , he will be entitled to continuing medical, life and disability insurance coverage on the same basis as prior to termination for the remainder of the then current term.

If Mr. Cole’s employment is terminated due to disability or if he dies during the term, he or his designated beneficiary, spouse or estate will be entitled to a lump sum payment of his earned compensation and pro-rata share of his annual bonus target amount for that year.

For purposes of the Agreement, “Good Reason” means (i) the failure to continue in effect any material benefit set forth in the Agreement (unless done on a Bank-wide basis), (ii) a material breach of the agreement by the Bank, or (iii) a Change in Control.

For purposes of the Agreement, “Change in Control” means (i) the acquisition by any person or group of the power to vote, or the acquisition of, more than 50% ownership of Bank’s or the Company’s voting stock, (ii) the acquisition by any person or group, during the twelve month period ending on the date of the most recent acquisition, of ownership of stock possessing fifty percent (50%) or more of the total voting power of the stock of the Company, (iii) the replacement during any twelve month period of a majority of the members of the Board of Directors of the Company by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors before the date of such appointment or election, or (iv) the acquisition by any person or group, during the twelve month period ending on the date of the most recent acquisition, of assets of the Bank having a total gross fair market value of more than eighty percent (80%) of the total gross fair market value of all of the assets of the Bank immediately prior to such acquisition.

The amounts which would have been payable to Mr. Cole assuming a termination event on December 31, 2016, are addressed in the Potential Payments Upon Termination or Change in Control section beginning on page 37.

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m)(5) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $500,000 that is paid to certain individuals. The Company believes that compensation paid under the incentive plans is generally fully deductible for federal income tax purposes.

Board of Directors and Compensation Committee Discretion; Adjustments

Additional performance bonuses, restricted stock, and other stock-based awards may be made within the discretion of the Compensation Committee and the Board of Directors. The Compensation Committee also may consider other factors, and may change the basis of assessing our performance in the future, based upon our annual or longer-term goals.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation/Human Resources Committee was an officer or employee of the Company or any of its subsidiaries during 2016, nor has any member of the Committee ever been an officer or employee of the Company or any of its subsidiaries. No current member of the Committee or executive officer of the Company had a relationship during 2016 requiring disclosure in this prospectus under Item 404 or Item 407(e)(4) of SEC Regulation S-K.

The First Bancshares, Inc.

Summary Compensation Table (SCT)

For the Year Ended December 31, 2016

Name and Principal Position	Year	Salary	Non-equity Incentive Plan Compensation (2)	Stock Awards (3)	All other Compensation	Total
M. Ray (Hoppy) Cole, Jr., President and Chief Executive Officer	2016	$360,374.37	$0.00	$183,667.90	$67,403.83	$611,446.10
	2015	309,999.41	0.00	122,955.30	58,362.48	491,317.19
	2014	289,272.21	0.00	145,372.48	36,486.49	471,131.18
Dee Dee Lowery, Chief Financial Officer	2016	184,356.96	27,450.00	56,183.40	17,192.22	285,182.58
	2015	164,529.64	18,251.75	55,800.00	15,302.64	253,884.03
	2014	162,046.52	22,552.88	54,933.60	7,334.08	246,867.08
W. Wade Neth, President, Alabama Region (1)	2016	187,301.86	17,039.34	56,183.40	7,484.59	268,009.19
	2015	180,496.86	12,916.82	55,800.00	9,218.99	258,432.67
	2014	177,131.36	12,617.50	20,400.00	7,213.43	217,362,29
Ray L. Wesson, Jr., President, Southern Region (1)	2016	182,966.75	15,759.00	56,183.40	6,541.56	261,450.71
	2015	182,986.31	12,263.72	55,800.00	7,097.73	258,147.76
	2014	179,678.52	13,139.70	42,933.60	7,120.00	242,871.82
Douglas Eric Waldron, President, Northern Region (1)	2016	183,206.25	16,623.00	56,183.40	4,797.38	260,810.03
	2015	173,496.36	12,551.00	55,800.00	6,490.55	248,337.91
	2014	169,132.21	14,000.00	42,933.60	5,910.84	231,976.65

(1)	W. Wade Neth, Ray L. Wesson, Jr., and Douglas Eric Waldron are executive officers of the Bank and not the Company.
(2)	Reflects annual incentive award payments pursuant to our incentive bonus compensation plan. See 2016 Executive Compensation Components -Performance-Based Cash Incentive Bonus Compensation beginning on page 25 for more information
(3)	Value based on value at grant date of $18.00 per share for 3-1-16 and $17.15 per share for 2-1-16, $13.95 per share for 2-1-15, $15.00 per share for 11-3-14, $14.40 per share for 4-30-14, and $14.24 per share for 2-1-14, valued in accordance with FASB Topic 718.

The First Bancshares, Inc.

SCT (Continued)

All Other Compensation

For the Year Ended December 31, 2016

Name	Year	Auto Allowance	401(k) Match	Group Term Life Insurance	Split Dollar Death Benefit BOLI	Supplemental Executive Retirement Plan	Additional Compensation (1)(2)	Total Compensation
M. Ray (Hoppy) Cole, Jr.	2016	$3,837.75	$7,950.04	$385.20	$188.00	$28,758.00	$26,284.84	$67,403.83
	2015	2,208.00	7,695.44	385.20	180.00	21,609.00	26,284.84	58,362.48
	2014	3,103.00	7,799.97	432.00	172.00	0.00	24,979.52	36,486.49
Dee Dee Lowery	2016	0.00	5,598.97	349.20	130.00	9,599.00	1,515.05	17,192.22
	2015	0.00	5,146.31	339.00	426.00	7,294.00	2,097.33	15,302.64
	2014	0.00	4,947.40	380.16	396.00	0.00	1,610.52	7,334.08
W. Wade Neth (3)	2016	0.00	5,800.71	383.88	0.00	0.00	1,300.00	7,484.59
	2015	0.00	5,608.11	374.88	0.00	0.00	3,236.00	9,218.99
	2014	0.00	5,497.59	411.84	0.00	0.00	1,304.00	7,213.43
Ray L. Wesson, Jr. (3)	2016	135.00	5,541.00	366.00	0.00	0.00	499.56	6,541.56
	2015	320.00	5,534.73	357.00	0.00	0.00	886.00	7,097.73
	2014	608.00	5,431.16	400.32	0.00	0.00	680.52	7,120.00
Douglas Eric Waldron (3)	2016	0.00	1,521.62	376.20	0.00	0.00	2,899.56	4,797.38
	2015	0.00	3,361.87	364.68	0.00	0.00	2,764.00	6,490.55
	2014	0.00	2,625.00	400.32	0.00	0.00	2,885.52	5,910.84

(1)	Represents reimbursement for club dues and cell phones for all named executives.
(2)	Includes fees paid to M. Ray (Hoppy) Cole, Jr. for 2016 in the amount of $28,300 representing Fees Earned or Paid in Cash, consisting of

$16,800 in director fees and $11,500 in annual retainer fees, based on attendance, in the amount of $3,500 paid to Directors of The First Bancshares, Inc. and $8,000 paid to Directors of The First, A National Banking Association.

(3)	W. Wade Neth, Ray L. Wesson, Jr., and Douglas Eric Waldron are executive officers of the Bank and not the Company.

The First Bancshares, Inc.

Grants of Plan-Based Awards

As of December 31, 2016

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares Of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
M. Ray (Hoppy) Cole, Jr.	2/1/2016	-	-	-	-	-	-	10,106	-	-	$173,317.90
“	3/1/2016							575	-	-	10,350.00
Dee Dee Lowery	2/1/2016	-	-	-	-	-	-	3,276	-	-	56,183.40
W. Wade Neth (1)	2/1/2016	-	-	-	-	-	-	3,276	-	-	56,183.40
Ray L. Wesson, Jr. (1)	2/1/2016	-	-	-	-	-	-	3,276	-	-	56,183.40
Douglas Eric Waldron (1)	2/1/2016	-	-	-	-	-	-	3,276	-	-	56,183.40

(1)	W. Wade Neth, Ray L. Wesson, Jr. and Douglas Eric Waldron are executive officers of the Bank and not the Company

The First Bancshares, Inc.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2016

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Vesting Date
M. Ray (Hoppy) Cole, Jr.	-	-	-	-	-	8,102	$115,372.48	-	-	2/1/2017
“	-	-	-	-	-	2,000	30,000.00	-	-	11/3/2019
“	-	-	-	-	-	8,814	122,955.30	-	-	2/1/2020
“	-	-	-	-	-	10,106	173,317.90	-	-	2/1/2021
“	-	-	-	-	-	575	10,350.00	-	-	3/1/2021
Dee Dee Lowery	-	-	-	-	-	3,015	42,933.60	-	-	2/1/2017
“	-	-	-	-	-	800	12,000.00	-	-	11/3/2019
“	-	-	-	-	-	4,000	55,800.00	-	-	2/1/2020
“	-	-	-	-	-	3,276	56,183.40	-	-	2/1/2021
W. Wade Neth	-	-	-	-	-	1,000	14,400.00	-	-	4/30/2017
“	-	-	-	-	-	400	6,000.00	-	-	11/3/2019
“	-	-	-	-	-	4,000	55,800.00	-	-	2/1/2020

The First Bancshares, Inc.

Outstanding Equity Awards at Fiscal Year-End (Continued)

For the Year Ended December 31, 2016

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Vesting Date
W. Wade Neth, (1)	-	-	-	-	-	3,276	56,183.40	-	-	2/1/2021
Ray L. Wesson, Jr. (1)	-	-	-	-	-	3,015	42,933.60	-	-	2/1/2017
“	-	-	-	-	-	4,000	55,800.00	-	-	2/1/2020
“	-	-	-	-	-	3,276	56,183.40	-	-	2/1/2021
Douglas Eric Waldron (1)	-	-	-	-	-	3,015	42,933.60	-	-	2/1/2017
“	-	-	-	-	-	4,000	55,800.00	-	-	2/1/2020
“	-	-	-	-	-	3,276	56,183.40	-	-	2/1/2021

(1)	W. Wade Neth, Ray L. Wesson, Jr. and Douglas Eric Waldron are executive officers of the Bank and not the Company

The First Bancshares, Inc.

Option Exercises and Stock Vested

For the Year Ended December 31, 2016

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
M. Ray (Hoppy) Cole, Jr.	-	-	4,460	$80,280.00
“	-	-	5,000	87,500.00
Dee Dee Lowery	-	-	1,613	29,034.00
“	-	-	2,000	35,000.00
W. Wade Neth (1)	-	-	1,000	17,500.00
Ray L. Wesson, Jr. (1)	-	-	1,613	29,034.00
Douglas Eric Waldron (1)	-	-	1,613	29,034.00

(1)	W. Wade Neth, Ray L. Wesson, Jr. and Douglas Eric Waldron are executive officers of the Bank and not the Company

The First Bancshares, Inc

Potential Payments Upon Termination or Change-in-Control

As of December 31, 2016

Executive Benefits and Payments Upon Termination or Change-in-Control	Normal Retirement		Death		Disability		Termination without Cause or for Good Reason		Change in Control Only		Termination without Cause Following Change in Control
M. Ray (Hoppy) Cole, Jr.
Compensation:
Base Salary	$-		$-		$180,645	(2)	$544,589	(3)	$722,580	(4)	$-
Benefits & Perquisites:
BOLI Death Benefit	-		200,000		-		-		-		-
Restricted Stock Awards	813,918	(5)	813,918	(5)	-		-		813,918	(6)	813,918	(8)
Supplemental Executive
Retirement Plan (SERP)	975,760	(9)	2,961,650	(11)	194,874	(12)	38,975	(13)	975,760	(12)	975,760	(13)
Dee Dee Lowery
Compensation:
Base Salary	-		-		-		-		274,500	(7)	-
Benefits & Perquisites:
BOLI Death Benefit	-		200,000		-		-		-		-
Restricted Stock Awards	305,003	(5)	305,003	(5)	-		-		305,003	(6)	305,003	(8)
Supplemental Executive
Retirement Plan (SERP)	406,532	(10)	1,337,100	(11)	65,236	(12)	13,047	(13)	406,532	(12)	406,532	(13)
W. Wade Neth (1)
Compensation:
Base Salary	-		-		-		-		-		-
Benefits & Perquisites:
BOLI Death Benefit	-		-		-		-		-		-

The First Bancshares, Inc.

Potential Payments Upon Termination or Change-in-Control (Continued)

As of December 31, 2016

Executive Benefits and Payments Upon Termination or Change-in-Control	Normal Retirement		Death		Disability		Termination without Cause or For Good Reason		Change in Control Only		Termination without Cause Following Change in Control
W. Wade Neth, Continued
Restricted Stock Awards	238,590	(5)	238,590	(5)	-		-		238,590	(6)	238,590	(8)
Supplemental Executive
Retirement Plan (SERP)	72,005	(14)	680,000	(11)	5,143	(12)	0	(13)	72,005	(12)	72,005	(13)
Ray L. Wesson, Jr. (1)
Compensation:
Base Salary	-		-		-		-		-		-
Benefits & Perquisites:
BOLI Death Benefit	-		-		-		-		-		-
Restricted Stock Awards	283,003	(5)	283,003	(5)	-		-		283,003	(6)	283,003	(8)
Supplemental Executive
Retirement Plan (SERP)	60,797	(14)	680,000	(11)	3,357	(12)	0	(13)	60,797	(12)	60,797	(13)
Douglas Eric Waldron (1)
Compensation:
Base Salary	-		-		-		-		-		-
Benefits & Perquisites:
BOLI Death Benefit	-		-		-		-		-		-
Restricted Stock Awards	283,003	(5)	283,003	(5)	-		-		283,003	(6)	283,003	(8)
Supplemental Executive
Retirement Plan (SERP)	59,695	(14)	680,000	(11)	3,217	(12)	0	(13)	59,695	(12)	59,695	(13)

(1)	W. Wade Neth, Ray L. Wesson, Jr., and Douglas Eric Waldron are executive officers of the Bank and not the Company.
(2)	In the event of disability of the executive, salary will continue for 6 months or, if earlier, until the date payments begin under disability insurance policy.
(3)	Lump sum severance payment and continuation of health benefits to end of term in the amount of $544,589 which includes eighteen times monthly salary of $541,935 plus health benefits of $2,654 through the end of the expiration of the second contract term, 5-31-17.
(4)	Lump sum severance in the amount of 2x current annual salary, and bonuses, etc. that would have been paid.
(5)	All non-vested restricted stock awards will become fully vested at the retirement or death of the NEOs. None of the NEOs have reached retirement age under the RSA Agreement. Calculated based on 12-31-16 stock closing price of $27.50 per share.
(6)	All non-vested restricted stock awards will become fully vested in the event of a change of control in which the Company is not the survivor or if the acquirer does not assume the obligations. Calculated based on 12-31-16 stock closing price of $27.50 per share.
(7)	Arrangement provided for 1.5 x current annual salary.
(8)	All non-vested restricted stock awards will become fully vested if termination without cause occurs with 24 months of a change in control in which the Company is the survivor or the acquirer has assumed the obligations. Calculated based on 12-31-16 stock closing price of $27.50 per share.
(9)	Upon separation from service following attainment of age 65, the normal retirement benefit shall be $164,110 per year for 15 years, payable in 180 equal monthly installments
(10)	Upon separation from service following attainment of age 65, normal retirement benefit shall be $89,140 per year for 15 years, payable in 180 equal monthly installments
(11)	In the event of death while in active service of the Bank, the executive shall be paid $2,961,650 and $1,337,100, $680,000, $680,000, and $680,000 respectively. In the event of death during benefit payment period, the executive shall receive remaining installment payments.
(12)	The SERP Agreement includes a benefit provision for change in control and disability. The actual benefit payable would be calculated upon such an event.
(13)	Upon separation from service prior to age 65, the benefit shall be equal to the vested portion of the accrued liability balance calculated as of the date of separation from service.
(14)	Upon separation from service following attainment of age 65, normal retirement benefit shall be $12,000 per year for 15 years, payable in 180 equal monthly installments.

The First Bancshares, Inc.

Director Compensation Table

For the Year Ended December 31, 2016

	Fees Earned or Paid in Cash(1)(2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Cash Compensation	Total
David W. Bomboy	$21,150.00	$17,150.00	-	-	-	-	$38,300.00
M. Ray (Hoppy) Cole, Jr.(3)	28,300.00	-	-	-	-	-	28,300.00
E. Ricky Gibson	74,300.00	42,875.00	-	-	-	-	117,175.00
Charles R. Lightsey	46,500.00	17,150.00	-	-	-	-	63,650.00
Fred A. McMurry	37,900.00	17,150.00	-	-	-	-	55,050.00
Gregory H. Mitchell	26,900.00	17,150.00	-	-	-	-	44,050.00
Ted E. Parker	38,200.00	17,150.00	-	-	-	-	55,350.00
J. Douglas Seidenburg	37,350.00	17,150.00	-	-	-	-	54,500.00
Andrew D. Stetelman	36,500.00	17,150.00	-	-	-	-	53,650.00

(1)	The First Bancshares, Inc. directors were paid $750 per meeting; The First, A National Banking Association directors were paid $600 per meeting; audit committee members were paid $400 per meeting; compensation committee members were paid $300 per meeting; nominating committee members were paid $300 per meeting, and executive committee members were paid $400 per meeting. The Chairman of the Board was paid a retainer of $7,000 per quarter. Chairmen of the Audit, Personnel and Nominating Committees were paid a retainer of $500 per quarter.
(2)	Directors of The First Bancshares, Inc. were paid an annual retainer of $3,500 based on attendance and directors of The First, A National Banking Association were paid an annual retainer of $8,000 based on attendance.
(3)	M. Ray (Hoppy) Cole, Jr. did not receive director stock awards. The management stock awards he received are shown in Summary CompensationTable and in the Grants of Plan-Based Awards.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of common stock in the Company owned by persons who are directors and executive officers of the Company’s common stock as of February 21, 2017.

	Common Stock
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Unvested Restricted Stock(2)	Percent of Class(3)

David W. Bomboy, M.D.	123,080	3,000	1.38%

M. Ray (Hoppy) Cole, Jr.	40,975	32,212	0.80%

E. Ricky Gibson	87,769	7,500	1.09%

Charles R. Lightsey	78,156	3,000	0.89%

Fred A. McMurry(4)	87,519	3,000	0.99%

Gregory H. Mitchell	7,001	2,500	0.10%

Ted E. Parker	78,672	3,000	0.89%

J. Douglas Seidenburg(5)	94,740	3,000	1.07%

Andrew D. Stetelman	45,917	3,000	0.53%

Dee Dee Lowery	22,297	12,076	0.38%

Executive Officers and Directors, as a group	666,126	72,288	8.12%

(1)	Includes shares for which the named person:
-	has sole voting and investment power,
-	has shared voting and investment power with a spouse, or
-	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.
(2)	Restricted Stock granted under The First Bancshares, Inc. 2007 Stock Incentive Plan.
(3)	Calculated based on 9,144,412 shares of common stock outstanding.
(4)	Shares owned by Oak Grove Land Company, Inc. Fred A. McMurry, a Director of the Company, is a 33% owner of the company. Fred A. McMurry disclaims beneficial ownership of the shares held by Oak Grove Land Company, Inc. except to the extent of his pecuniary interest therein
(5)	Includes 2,500 shares owned by M.D. Outdoor, LLC. J. Douglas Seidenburg, a Director of the Company, is a 50% owner of the Company. J. Douglas Seidenburg disclaims beneficial ownership of the shares held by M.D. Outdoor, LLC, except to the extent of his pecuniary interest therein.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of common stock in the Company owned by the certain beneficial owners with more than five percent ownership in the Company’s stock known to the Company as of February 2, 2017.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Common Stock	Banc Fund VI LP, Banc Fund VII LP, Banc Fund VIII LP, Banc Fund IX LP 20 North Wacker Drive, Suite 3300 Chicago, IL 60606	708,843	7.75%

Common Stock	Mendon Capital Advisors Corp. 150 Allens Creek Rd Rochester, NY 14618	557,297	6.09%

Common Stock	Stieven Financial Investors, LP 12412 Powers Court Dr., Suite 250 St. Louis, MO 63131	461,393	5.05%

(1)	Calculated based on 9,144,412 shares of common stock outstanding.

PLAN OF DISTRIBUTION

We are registering the Securities issued to the Selling Securityholders to permit the resale of these Securities by the holders of the Securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Securityholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.

The Selling Securityholders may sell all or a portion of the Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers, or agents. If the Securities are sold through underwriters or broker-dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The Securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems, or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Securityholders may use any one or more of the following methods when selling Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such Securities at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Securityholders also may resell all or a portion of the Securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in sales. If the Selling Securityholders effect such transactions by selling Securities to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions, or commissions from the Selling Securityholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction, a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Securities in the course of hedging in positions they assume. The Selling Securityholders may also sell Securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the Commission, the Selling Securityholders may deliver Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Securityholders may also loan or pledge Securities to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions, or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Securityholders have been advised that they may not use shares registered on this registration statement to cover short sales of our Securities made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee, or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Securityholders and any broker-dealer or agents participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent, and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each Selling Securityholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Upon the Company being notified in writing by a Selling Securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Securityholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the Securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions, and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Securityholder will sell any or all of the Securities registered pursuant to the registration statement, of which this prospectus forms a part.

Each Selling Securityholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the Selling Securityholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

We will pay all expenses of the registration of the Securities pursuant to the Registration Rights Agreements, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each Selling Securityholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it. We will indemnify the Selling Securityholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreements, or the Selling Securityholders will be entitled to contribution. We may be indemnified by the Selling Securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Securityholders specifically for use in this prospectus, in accordance with the related Registration Rights Agreements, or we may be entitled to contribution.

Price Range of Common Stock and DividendS

Our common stock trades on the NASDAQ Global Select Market under the symbol FBMS. The following table sets forth, for the periods indicated, the range of high and low sales prices of the Company’s common stock, as reported by NASDAQ.

		High	Low	Dividends Paid

2017	1st Quarter (through February 17, 2017)	$30.80	$26.00	$-

2016	4th quarter	$28.50	$17.10	$0.0375
	3rd quarter	$19.55	$16.99	$0.0375
	2nd quarter	$17.72	$15.50	$0.0375
	1st quarter	$18.50	$15.32	$0.0375

2015	4th quarter	$18.50	$15.57	$0.0375
	3rd quarter	$19.32	$15.75	$0.0375
	2nd quarter	$17.00	$15.50	$0.0375
	1st quarter	$17.48	$13.74	$0.0375

The last reported sales price per share of our common stock, as reported on the Nasdaq Global Market on February 17, 2017 was $28.50. On February 21, 2017, there were approximately 1,795 holders of record known to the Company and 9,144,412 shares of common stock outstanding, excluding treasury shares held by the Company.

DIVIDEND POLICY

The principal source of funds from which we pay cash dividends are dividends received from The First. Federal banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Under certain conditions, dividends paid to us by The First are subject to approval by the OCC. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless the bank has transferred to surplus no less than one-tenth of its net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991, banks may not pay a dividend if, after paying the dividend, a bank would be undercapitalized. Also, Mississippi law prohibits the Company from paying dividends to its shareholders if, after giving effect to such dividends, (1) the Company would not be able to pay its debts as they become due in the normal course of business or (2) the Company’s total assets would be less than the sum of its total liabilities plus certain amounts payable to preferred shareholders.

CAPITALIZATION

The information in this table does not give effect to any other events subsequent to September 30, 2016 except for the issuance of 3,563,280 shares of the Company’s common stock being registered in this offering. You should read the information in this table along with the financial information included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. You should read this table in conjunction with our consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the period ended September 30, 2016, which is incorporated by reference herein.

The following table sets forth our capitalization on a consolidated basis as of September 30, 2016 on:

(1) an actual basis; and

(2) an adjusted basis to give effect to the issuance of 3,563,380 shares of our common stock being registered in this offering.

	As of September 30, 2016
(Dollars in thousands)	Actual	As Adjusted for this Offering
Stockholders' Equity:

Common Stock - $1.00 par value per share; 20,000,000 shares authorized, 5,454,511 shares issued (including treasury shares held by our Company); 9,017,891 shares issued and outstanding as adjusted for this offering.	$5,455	$9,018

Preferred stock, no par value, $1,000 per share liquidation, 10,000,000 shares authorized; 17,123 issued and outstanding (1)	17,123	17,123

Capital surplus	44,996	104,683

Retained earnings	42,543	42,543

Accumulated other comprehensive income, net	3,005	3,005

Treasury stock, at cost, 26,494 shares	(464)	(464)

Total stockholders' equity	$112,658	$175,908

Consolidated Capital Ratios:

Tangible common equity to tangible assets	6.39%	10.89%

Tangible equity to tangible assets	7.8%	12.2%

Tier 1 leverage	8.5%	13.1%

Tier 1 risk based capital ratio	10.5%	16.2%

Total risk based capital ratio	11.2%	16.9%

Common equity Tier 1 capital ratio	7.8%	13.6%

(1) On December 6, 2016, the Company entered into that certain Securities Purchase Agreement, dated December 6, 2016, pursuant to which the Company repurchased all 17,123 shares of its Series CD Preferred Stock from the United States Treasury Department. Therefore, as of December 6, 2016 the Company no longer has any shares of Series CD Preferred stock issued or outstanding.

LEGAL MATTERS

The validity of the Securities offered by this prospectus and certain other legal matters will be passed upon for us by Jones Walker L.L.P.

EXPERTS

The consolidated financial statements of The First Bancshares, Inc. as of December 31, 2015 and December 31, 2014 and for each of the years in the three-year period ended December 31, 2015 have been incorporated by reference in this prospectus in reliance upon the report of T.E. Lott &Company, independent registered public accounting firm, incorporated by reference herein and therein, and upon the authority of said firm as experts in accounting and auditing.